FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Vesting of conditional share awards made under
the GlaxoSmithKline Share Value Plan

This notification sets out the vesting of awards over Ordinary Shares made in 2012 under the GlaxoSmithKline Share Value Plan (SVP), which were conditional on continued employment with the GlaxoSmithKline group.

The restricted period for the 2012 SVP awards, which commenced on 22 August 2012, has now ended and the awards made have vested. The vesting of the SVP awards on 17 February 2015 made to individuals who have subsequently been appointed Persons Discharging Managerial Responsibility (PDMR), are given in the table below.

Name of PDMR	Number of Ordinary Shares vested	Number of ADS vested
Mr R Connor	17,920
Mr N Hirons		5,740
Mrs V Whyte	13,070

The Company and PDMRs were advised of these transactions on 18 February 2015.

The fair market values of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 17 February 2015 were £15.475 and US$47.71 respectively.

This notification relates to transactions notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary

18 February 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 18, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc